Anoteros Inc. Doolittle Edutainment Corp. 2445 Fifth Avenue Suite 440 San Diego, California 92101	Telephone: (619) 239-2900 Facsimile: (619) 239-2990

April 28, 2008

TO:                         Dean Suehiro
Kyle Moffatt
Larry Spirgel
Division of Corporation Finance
U.S. Securities and Exchange Commission

FROM:                   George G. Chachas, President
Anoteros, Inc.

DATE:                    April 28, 2008

RE:                          Anoteros, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 27, 2008 and Amendment on March 29, 2008
File No. 0-52561

We submit the following in response to your comments by letter of April 14, 2008.  In each case, to facilitate review we have quoted your comment and indicated our response following the reference to the page where the response appears or provided the requested supplemental information.

Report of Independent Registered Public Accounting Firm, page 18

1.	Please refer to the statement “in its present situation, it is doubtful the business would be able to continue as a going concern.” Revise the statement to comply with PCAOB-AU 341.

Response: (Page number 18.)  Disclosure has been revised to read as follows:

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the consolidated financial statements, the Company does not have significant operations to date and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 2.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

April 28, 2008
Page of 2 of 3

Note 1h. Artwork, page 32

2.	Please tell us the nature of the costs included in the artwork and why it is appropriate to capitalize these costs. Refer to your basis in the accounting literature.

Response: (Page number 32.)  Disclosure has been revised to read as follows:

In producing artwork for its Doolittle series of children’s books, the Company incurs various production costs, such as compilation, layout, design, and illustration expenses.   After the point the Company has determined its book projects are commercially viable, the Company capitalizes these expenses under the term “artwork,” pursuant to SOP 00-2, “Accounting by Producers or Distributors of Films.”  All associated artwork costs will be capitalized until such time the related children’s books are released for publication, and revenues are recognized.  At this point, all capitalized costs will be amortized over the determined useful lives of the books (no more than ten years).  Advertising costs are not capitalized.  If a book project is abandoned, all previously capitalized project costs will be immediately shown as an expense.  During the year ended December 31, 2007 the Company capitalized $10,975 in artwork expenses.

Item 8A(T). Controls and Procedures, page 35

3.	Please provide the statement required by Item 308T(a)(4) of Regulation S-B.

Response: (Page number 35.)  Disclosure has been revised to read as follows:

This Annual Report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report

Exhibits 31.01 and 31.02

4.
Please refer to #4.  Revise the first paragraph to reference the “internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)).”  As a separate item, disclose that you have “Designed such internal control over financial reporting, or cause such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals.”

Response:  We have revised #4 and inserted 4(b) of Exhibits 31.01 and 31.02 to read as follows:

4.
I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have, for the small business issuer and have:

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

April 28, 2008
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    If you have any questions or would like to discuss the responses contained herein in greater detail please feel free to call me at 619-239-2900.

Sincerely,

George G. Chachas
President and Chief Executive Officer
Chief Financial Officer

GGC:lp
encl.